UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

January 30, 2025

Messrs.

Superintendencia del Mercado de Valores

Dear Sirs:

In connection with the Notes Offering approved by the Shareholders Meeting of Compañía de Minas Buenaventura S.A.A. (the “Company”) on December 4, 2024, and by the Company’s board of directors on January 23, 2025, hereby and as set forth by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we report as Notice of Material Information (Hecho de Importancia), that on this date the pricing of the approved notes has taken place following the previously referred agreements, the following conditions has been determined:

-	Notes Issuance: US$650,000,000 6.800% Senior Notes due 2032.
-	Principal Amount: US$650,000,000.
-	Trade Date: February 4, 2025.
-	Maturity Date: February 4, 2032.
-	Issue Price: 98.367%
-	Coupon: 6.800% annual.
-	Offering Format: Rule 144A and Reg S Notes Offering.
-	Listing: Application is expected to be made to list the Notes on the Singapore Exchange Securities Trading Limited.

It is worth noting that this communication is not an offer to sell the securities described herein in the United States of America or in any other jurisdiction where this offering is prohibited, and such securities cannot be offered for sale or be sold in the United States of America without proper registration or without exception to registration under the Securities Act of 1933 (as amended) of the United States of America. The Company does not intend to register any of its securities in the United States of America or hold a public offering for such securities in any jurisdiction.

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: January 30, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer